SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                   For the fiscal year ended December 31, 1998



                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                        For the transition period from to
                           Commission File No. 2-70746



                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN

                            (Full title of the Plan)



                       Central and South West Corporation
             1616 Woodall Rodgers Freeway, Dallas, Texas 75202-1234


 (Name and address of the issuer of the securities held pursuant to the Plan.)

                               ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Central and South West System
Benefits Advisory Committee:

We have audited the accompanying statements of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan ( "the Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 1998. These financial statements, and the schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and 1997, and the changes in its net assets available for benefits for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Dallas, Texas
June 18, 1999

                 CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  AS OF DECEMBER 31, 1998
                                       (in thousands)

                                       Fixed        CSW         Asset      Capital     Growth and
                                      Income     Corporation Allocation  Appreciation   Income       Loan
                                       Fund       Stock Fund    Fund        Fund         Fund        Fund        Total
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------

INVESTMENTS
Investment Contracts,
  at contract value                 $   2,506    $      -    $       -   $       -    $      -    $       -    $  2,506
Common stock, 8,263 shares,
  at market value (cost of $175,889)        -     226,716            -           -           -            -     226,716
Registered Investment Companies
  Common Collective trusts,
  at market value                     190,318           -       29,085     109,801     120,339            -     449,543
Fixed income temporary investments,
  at market value                      17,650       4,700            -           -           -            -      22,350
Loans to participants                       -           -            -           -           -       30,342      30,342
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
                                      210,474     231,416       29,085     109,801     120,339       30,342     731,457
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
CURRENT ASSETS
Accounts receivable
   Participants                           249         255           51         226         250            -       1,031
   Employer                               134         142           25         112         126            -         539
   Accrued interest                     1,115          21          125       3,323           -            -       4,584
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
                                        1,498         418          201       3,661         376            -       6,154
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
Total Assets                          211,972     231,834       29,286     113,462     120,715       30,342     737,611
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------

LIABILITIES
Accrued expenses                           99         246           28          62          80            -         515
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
Realized gain on sales of investments      99         246           28          62          80            -         515
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------


Net assets available for benefits   $ 211,873   $ 231,588    $  29,258   $ 113,400   $ 120,635    $  30,342   $ 737,096
                                    ==========   =========   ==========  ==========   =========   ==========   =========

         The accompanying notes are an integral part of this statement.

                 CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                  AS OF DECEMBER 31, 1997
                                       (in thousands)

                                       Fixed        CSW         Asset      Capital     Growth and
                                      Income      Corporation Allocation  Appreciation  Income       Loan
                                       Fund       Stock Fund    Fund        Fund         Fund        Fund        Total
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------

INVESTMENTS
Investment Contracts,
   at contract value                $   4,873    $      -    $       -   $       -    $      -    $       -    $  4,873
Common stock, 11,022 shares,
   at market value (cost of $207,616)       -     298,295            -           -           -            -     298,295
Registered Investment Companies
   Common Collective trusts,
   at market value                    149,023           -       22,533      68,927      84,314            -     324,797
Fixed income temporary investments,
   at market value                      4,453       2,549            -           -           -            -       7,002
Loans to participants                       -           -            -           -           -       30,903      30,903
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
                                      158,349     300,844       22,533      68,927      84,314       30,903     665,870
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
CURRENT ASSETS
Accounts receivable
   Participants                           176         323           50         187         222            -         958
   Employer                               102         176           25          93         110            -         506
   Sales pending settlement                76           -            -           -           -            -          76
   Accrued interest                     1,115          21            -           -           -            -       1,136
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
                                        1,469         520           75         280         332            -       2,676
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
Total Assets                          159,818     301,364       22,608      69,207      84,646       30,903     668,546
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------

LIABILITIES
Accrued expenses                           16          95            2           6           7            -         126
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
Total Liabilities                          16          95            2           6           7            -         126
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------


Net assets available for benefits  $  159,802  $  301,269    $  22,606   $  69,201    $ 84,639    $  30,903   $ 668,420
                                    ==========   =========   ==========  ==========   =========   ==========   =========




       The accompanying notes are an integral part of this statement.

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (in thousands)

                                       Fixed        CSW         Asset      Capital     Growth and
                                      Income      Corporation Allocation  Appreciation  Income       Loan
                                       Fund       Stock Fund    Fund        Fund         Fund        Fund        Total
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year          $ 159,802   $ 301,269    $  22,606   $  69,201    $ 84,639    $ 30,903   $ 668,420
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------

ADDITIONS
Contributions
      Participants                      5,660       8,217        1,643       6,080       7,266           -      28,866
      Employers                         3,004       4,496          734       2,922       3,520           -      14,676
Net earnings                           10,732      19,739        2,627      22,843      16,775       2,780      75,496
                                     ---------   ---------    ---------   ---------   ---------    ---------  ---------
      Total additions                  19,396      32,452        5,004      31,845      27,561       2,780     119,038
                                     ---------   ---------    ---------   ---------   ---------    ---------  ---------

Interfund transfers                    44,495     (80,988)       3,276      17,282      15,471         464           -

DEDUCTIONS
Cash distributions                     11,820      18,214        1,628       4,928       7,036       3,805      47,431
Distribution of securities                  -       2,931            -           -           -           -       2,931
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------
      Total distributions              11,820      21,145        1,628       4,928       7,036       3,805      50,362
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------
      Balance, end of year          $ 211,873   $ 231,588    $  29,258   $ 113,400   $ 120,635    $ 30,342   $ 737,096
                                     =========   =========    =========   =========   =========    =========   =========


DETAIL OF NET EARNINGS
Dividends                            $      -    $ 17,047     $  1,646    $  7,199    $ 16,604    $      -    $ 42,496
Interest income                        10,671         168            -           -           -           -      10,839
Interest income on loans                    -           -            -           -           -       2,780       2,780
Realized (loss) on common stock             -        (108)           -           -           -           -        (108)
Realized gain on sales of investmemts   1,941          92           29       5,097       3,782           -      10,941
Current year unrealized appreciation
  (depreciation)                       (1,275)      2,976        1,008      10,688      (3,433)          -       9,964
Expenses                                 (605)       (436)         (56)       (141)       (178)          -      (1,416)
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------
Net earnings                         $ 10,732    $ 19,739     $  2,627    $ 22,843    $ 16,775     $  2,780   $ 75,496
                                     =========   =========    =========   =========   =========    =========   =========


       The accompanying notes are an integral part of this statement.

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (in thousands)


                                       Fixed        CSW         Asset      Capital     Growth and
                                      Income      Corporation Allocation  Appreciation  Income       Loan
                                       Fund       Stock Fund    Fund        Fund         Fund        Fund        Total
                                    ----------   ---------   ----------  ----------   ---------   ----------   ---------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year           $165,175    $283,638     $ 16,111    $ 53,460    $ 52,485     $ 30,609    $601,478
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------

ADDITIONS
Contributions
      Participants                      4,644       8,571        1,091       4,268       4,739           -      23,313
      Employers                         2,356       4,114          474       1,851       2,095           -      10,890
Net earnings                            7,061      32,562        2,921      11,035      17,349       2,740      73,668
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------
      Total additions                  14,061      45,247        4,486      17,154      24,183       2,740     107,871
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------

Interfund transfers                    (4,967)    (10,089)       3,200       1,654      11,692       (1,490)          -

DEDUCTIONS
Cash distributions                     14,467      11,964        1,191       3,067       3,721          956      35,366
Distribution of securities                  -       5,563            -           -           -            -       5,563
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------
      Total distributions              14,467      17,527        1,191       3,067       3,721          956      40,929
                                     =========   =========    =========   =========   =========    =========   =========
Balance, end of year                 $159,802    $301,269     $ 22,606    $ 69,201    $ 84,639     $ 30,903    $668,420
                                     =========   =========    =========   =========   =========    =========   =========


DETAIL OF NET EARNINGS
Dividends                            $      -    $ 18,657     $  1,252    $ 10,555    $  8,284     $      -    $ 38,748
Interest income                         7,393         144            -           -           -            -       7,537
Interest income on loans                    -           -            -           -           -        2,740       2,740
Realized (loss) on common stock             -        (380)           -           -           -            -        (380)
Realized gain/(loss) on sales of
  investments                          (3,382)     (7,673)          26       2,295       5,075            -      (3,659)
Current year unrealized appreciation
  (depreciation)                        3,533      22,257        1,670      (1,728)      4,088            -      29,820
Expenses                                 (483)       (443)         (27)        (87)        (98)           -      (1,138)
                                     ---------   ---------    ---------   ---------   ---------    ---------   ---------
Net earnings                         $  7,061    $ 32,562     $  2,921    $ 11,035    $ 17,349     $  2,740    $ 73,668
                                     =========   =========    =========   =========   =========    =========   =========


       The accompanying notes are an integral part of this statement.

            CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (in thousands)


                                       Fixed        CSW         Asset      Capital     Growth and
                                      Income      Corporation Allocation  Appreciation  Income       Loan
                                       Fund       Stock Fund    Fund        Fund         Fund        Fund        Total
                                     ----------   ---------   ----------  ----------   ---------   ----------   ---------
STATEMENT OF CHANGES
IN NET ASSETS
Balance, beginning of year     $  166,121  $  314,788  $   12,092  $   38,511  $   33,428  $   28,825  $   593,765
                                 ---------   ---------   ---------   ---------   ---------   ---------   ----------

ADDITIONS
Contributions
      Participants                  4,688      10,710         739       3,370       2,727           -       22,234
      Employers                     2,156       4,649         280       1,265       1,049           -        9,399
Net earnings/(loss)                 7,869       4,884       1,994       6,825       7,845       2,626       22,275
                                 ---------   ---------   ---------   ---------   ---------   ---------   ----------
      Total additions              14,713      10,475       3,013      11,460      11,621       2,626       53,908
                                 ---------   ---------   ---------   ---------   ---------   ---------   ----------

Interfund transfers                (1,198)    (17,358)      2,047       5,753      10,318         438            -

DEDUCTIONS
Cash distributions                 14,461      18,561       1,041       2,264       2,882       1,280       40,489
Distribution of securities              -       5,706           -           -           -           -        5,706
                                 ---------   ---------   ---------   ---------   ---------   ---------   ----------
      Total distributions          14,461      24,267       1,041       2,264       2,882       1,280       46,195
                                 ---------   ---------   ---------   ---------   ---------   ---------   ----------
Balance, end of year           $  165,175  $  283,638  $   16,111  $   53,460  $   52,485  $   30,609  $   601,478
                                 =========   =========   =========   =========   =========   =========   ==========


DETAIL OF NET EARNINGS
Dividends                      $        -  $   19,250  $      919  $    3,480  $    3,745  $        -  $    27,394
Interest income                     7,342         148           -           -           -           -        7,490
Interest income on loans                -           -           -           -           -       2,626        2,626
Realized (loss) on common stock         -          (7)          -           -           -           -           (7)
Realized gain/(loss) on sales of
 investments                       (1,672)       (379)        (13)        640       1,269           -         (155)
Current year unrealized
 appreciation(depreciation)         2,748     (23,403)      1,108       2,774       2,891           -      (13,882)
Expenses                             (549)       (493)        (20)        (69)        (60)          -       (1,191)
                                 ---------   ---------   ---------   ---------   ---------   ---------   ----------
Net earnings/(loss)            $    7,869  $   (4,884) $    1,994  $    6,825  $    7,845  $    2,626  $    22,275
                                 =========   =========   =========   =========   =========   =========   ==========


     The accompanying notes are an integral part of this statement.

                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

   The Central and South West Corporation (the Corporation) Employees' Thrift Plan (Thrift Plan) , a defined contribution plan, was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. It was renamed "Central and South West Corporation Retirement Savings Plan" (the Plan), effective July 1, 1997. The following Central and South West System companies are participating employers in the Plan:

        Central Power and Light Company (CPL)
        Public Service Company of Oklahoma (PSO)
        Southwestern Electric Power Company (SWEPCO)
        West Texas Utilities Company (WTU)
        Central and South West Services, Inc. (CSWS)
        Central and South West Energy (CSWE)
        CSW Energy Services, Inc.
        C3 Communications, Inc.
        CSW ChoiceCom
        EnerShopSM Inc.

   The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

                                 Administration

   The Plan is administered by the Corporation's plan administrator as directed by the Benefits Advisory Committee. The Benefits Advisory Committee consists of the Director, Total Compensation; Director, HR Operations; Vice President, Human Resources; Manager, Benefits Service Center; a CSW Benefits Consultant, and other persons the Chief Executive Officer of the Corporation may appoint. The Plan assets are managed by the Investment Policy Committee and the Investment Committee. The Investment Policy Committee is comprised of the Chairman and Chief Executive Officer; President and Chief Operating Officer; Executive Vice President and General Counsel; Executive Vice President and Chief Financial Officer; Vice President, Customer Relations and Corporate Development; Senior Vice President, Electric Operations; and Senior Vice President, External Affairs. The Investment Committee is comprised of the Senior Vice President and Chief Financial Officer; Treasurer; Controller; Vice President, Customer Relations and Corporate Development; Vice President, Associate General Counsel and Corporate Secretary; Vice President, Human Resources; and Director of Trusts and Investments of the Corporation. No member of these Committees may receive compensation for their services in that capacity.

   The Plan assets are held in a tax exempt trust at Mellon Trust. Mellon Trust serves as trustee for the Plan.

                                  Participation

   Any full-time employee of the participating employers is eligible to become a voluntary participant once they have completed 1 hour of service. Any part-time employee is eligible to become a voluntary participant once they have completed 1 year of service. At December 31, 1998 and 1997, there were 8,021 and 8,167 participants in the Plan respectively.

                     Participant and Employer Contributions

   Generally, eligible employees electing to participate in the Plan may make contributions in 1% increments up to 15% of their salary. The employers contribute to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contribution for each payroll period, but only to the extent that the participant's contributions do not exceed 6% of the participants compensation, subject to certain limitations. Participants can elect to place their deposits and employer contributions into the Fixed Income Fund, CSW Corporation Stock Fund, Asset Allocation Fund, Capital Appreciation Fund, or Growth and Income Fund. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change contribution percentages, or move existing fund balances on a daily basis.

   Forfeiture of the employer contributions resulting from termination of participation in the Plan without a fully vested interest are used by the employers to reduce their future contributions. Forfeitures are reinstated if the participant is re-employed by a participating employer and returns to the Plan within five years. The forfeitures for the years ended December 31, 1998, 1997, and 1996 were $244,904, $60,586, and $57,345, respectively.

   Net contributions made by the employers and the participating employees to the Plan for the years ended December 31, 1998, 1997, and 1996, were approximately $43,542,000, $34,200,000, and $31,600,000, respectively.

                                     Vesting

   Participants are immediately vested in their own contributions, both pre-tax and after-tax, plus any actual earnings attributable to those contributions. Vesting in the employer matching contributions and the respective investment earnings results when one of the following events occurs: (i) completion of five years of service with a participating employer; (ii) termination of employment after reaching age 55; (iii) disability; or (iv) death.

                          Distributions and Withdrawals

   A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution (i) in the case of a participant who had completed five years of service, the entire balance of the participant's account; or the employer's contributions; or (ii) in the case of a participant who has not fulfilled this requirement, only the balance of the Plan account attributable to the participant's own contributions and the earnings attributable to those contributions.

   A  participant   may  make   withdrawals  at  any  time  from  any  remaining
contributions previously made, but not exceeding the entire balance in the account. Participants may elect to receive the funds either by lump sum, equal to market value at time of withdrawal, or an actuarially determined annuity
payment,   or  by  rolling  the  funds  into  another   qualified  Plan  of  the
participant's choice. Employer contributions credited to a participating employee's account and the respective earnings may not be withdrawn by or paid to the employee except upon termination as described above or unless the employee has attained the age of 59 1/2.

                                 Plan Amendments

   The Plan was restated effective July 1, 1997. The restated Plan Document incorporates all prior amendments as well as the following enhancements: (i) The name of the plan was changed from Thrift Plus to The Central and South West Corporation Retirement Savings Plan. (ii) An employee of a participating employer becomes eligible to participate after completing one hour of service instead of one year of service. The minimum age eligibility requirement was eliminated. (ii) A participant may now contribute up to 15% of his/her total compensation on a pre-tax or after-tax basis, instead of 12%. (iii) The employer will now contribute matching contributions of 75% of elective deferrals up to the first 6% of total compensation contributed by any participant, instead of 50% of base pay for participants with less than twenty years of service and 75% for those participants with twenty or more years of service. Total compensation is now defined as the sum of: base pay, overtime, commissions, bonuses, awards and shift differential.

(2) SUMMARY OF ACCOUNTING POLICIES

                               Basis of Accounting

   These financial statements are prepared on the accrual basis of accounting.

                                Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 Stock Purchases

   Shares of CSW Corporation stock for the Plan are purchased in the open market, or by matching purchases and sales directed by two or more of the Plan participants (or their beneficiaries) or otherwise, as the Plan trustee, Mellon Bank, may determine. The trustee, at its discretion, may time the execution of purchase orders for the purpose of limiting or spreading daily volume of purchases, as it shall deem in the best interest of the participants.

                                    Expenses

     The administrative expenses and trustee fees are paid by the Plan and not by the participating employers. In 1998, 1997, and 1996, these expenses were $1,416,000, $1,138,000, and $1,191,000, respectively.


                                 Holding Account

     To expedite processing in the daily valuation environment, a holding account was established within the Plan to facilitate the daily transfer activity associated with the Plan such as contributions, distributions, and forfeitures.

      At December 31, 1998 and 1997 there was approximately $1,993,000 and $913,000 in the account which represents the following items:

                                                            December 31,
                                                    1998                 1997
Outstanding participant distributions              825,000             $243,000
Short term earnings on the account                 663,000              259,000
Forfeitures not yet used to offset contributions   401,000              162,000
Other miscellaneous items                          104,000              249,000
                                                ----------           ----------
                                                $1,993,000             $913,000
                                                ==========           ==========
$667,024

     There were no contributions remaining in the holding account at December 31, 1998 and 1997 that had not been applied to participants' balances.


                              Federal Income Taxes

   The Internal Revenue Service has determined and informed the Corporation by a letter dated October 26, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the letter and a new letter has been requested but not yet received. However, the Plan administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.


(3) TERMINATION OF PARTICIPATING EMPLOYERS

   Effective June 6, 1996 Central and South West Corporation sold Transok Inc., a participating employer, to Tejas Gas Corporation. Active participation in Thrift Plus ended on this date for all plan participants employed by Transok. On that date all participants employed by Transok, Inc. became 100% vested in their balances. Transok employees will be able to leave their current balances in the Plan if they so desire, however, they will no longer be allowed to make any future contributions to the Plan. The Plan sponsor does not anticipate any adverse or material effects to the Plan due to this sale.

   Effective December 31, 1998 C3 Communications, Inc. terminated its partnership with ChoiceCom, a participating employer, and ICG Communications, Inc. purchased its local business. Active participation in the Plan ended on this date for all plan participants employed by ChoiceCom. On that date all participants employed by ChoiceCom became 100% vested in their balances. Former ChoiceCom employees will be able to leave their current balances in the Plan if they so desire, however, they will no longer be allowed to make any future contributions to the Plan. The Plan sponsor does not anticipate any adverse or material effects to the Plan due to the termination of this partnership.

(4) INVESTMENT OPTIONS

The investments of the Plan are stated at market value and are accounted for on the trade date. Amounts due from insurance companies under guaranteed investment contracts are stated at values pursuant to the contracts which approximates fair value.

A brief description of each of the funds is as follows:

                                Fixed Income Fund

   Amounts allotted to this fund are invested in fixed income securities such as guaranteed investment contracts, temporary cash investments, government obligations and other fixed income securities that have been selected by the Investment Committee.

   In 1990, the Plan entered into a guaranteed investment contract with Travelers Life and Annuity (Travelers). In accordance with the terms of this contract, approximately $2.5 million of principal matured in 1998 and 1997 and has been reinvested in various other fixed income investments. The guaranteed investment contract had average yields of 5.38% and 5.93% at December 31, 1998 and 1997, respectively. The crediting interest rate for the investment contract is included in the financial statements at contract value, which approximates fair value, as reported by Travelers. Contract value represents contributions made under the contract, plus earnings, less any contract administration charges. There has not been any valuation reserve established against the contract value of the guaranteed investment contract.

   At December 31, 1998 and 1997, there were 4,996 and 4,840 participants respectively, with investments of varying portions in this fund.

                           CSW Corporation Stock Fund

   This fund invests in shares of CSW Corporation common stock. CSW Corporation common stock held by the fund at December 31, 1998, was 8,262,993 shares. The closing share price of CSW Corporation common stock at December 31, 1998, 1997, and 1996 was $27.4375, $27.0625, and $25.625, respectively. In 1994, the fund enrolled in the CSW PowerShareSM Dividend Reinvestment and Stock Purchase Plan with the intention of reducing the administrative expenses of the Plan associated with the payment of dividends.

    At December 31, 1998 and 1997, there were 5,774 and 6,613 participants respectively, with investments of varying portions in this fund.

                              Asset Allocation Fund

   This fund invests in equity mutual funds and a fixed income corporate bond fund. The allocation between the equity mutual funds and fixed income corporate bond fund may be shifted from time to time based on the attractiveness of the stock market.

   At December 31, 1998 and 1997, there were 1,875 and 1,735 participants respectively, with investments of varying portions in this fund.

                            Capital Appreciation Fund

   This fund invests in mutual funds that have a goal of long-term growth with no emphasis on current income. The mutual funds purchase stocks of rapidly growing companies or companies with the potential for exceptional growth.

   At December 31, 1998 and 1997, there were 4,124 and 3,731 participants respectively, with investments of varying portions in this fund.

                             Growth and Income Fund

   This fund invests in mutual funds whose goal is a combination of both growth and current income. These mutual funds purchase stocks of growing companies as well as those whose share price has increased while paying steady dividends.

   At December 31, 1998 and 1997, there were 4,291 and 3,890 participants respectively, with investments of varying portions in this fund.

                                    Loan Fund

   Participants may borrow from their account balances a minimum of $500 to a maximum equal to the lesser of (1) 50% of a participant's vested account balance or (2) $50,000. Each loan to a participant is evidenced by a written promissory note held by the Plan.

   Loans to participants are taken from their contributions by an account hierarchy that has been established to provide the employee with the most beneficial tax treatment and are taken from the investment funds in proportion to the existing fund balances at the time of the request. Repayment terms vary from one to five years for general purpose loans and one to fifteen years for home loans. The interest rate for loans is set periodically by the Corporation and is fixed for the term of the loan. The average rates in 1998, 1997, and 1996 were 9.4375%, 9.4375% and 9.3125% respectively. Payments of principal and interest are credited to each investment fund based on the employee's investment election at the time of repayment.

 (5) INVESTMENTS

   The fair market values of individual assets that represent 5% or more of the Plan net assets as of December 31, 1998 and 1997, are as follows (in thousands):

     1998:
          Central and South West Corporation Common Stock          $ 226,716
          Fixed Income Fund - LaSalle  Income Plus Fund               85,532
          Fixed Income Fund - USA Treasury Note                       45,442
          Capital Appreciation Fund - Janus Fund                      36,071
          Capital Appreciation Fund - Twentieth Century Ultra Fund    44,745
          Growth and Income Fund - American Mutual Fund               42,420
          Growth and Income Fund - United Income Fund                 40,626
          Growth and Income Fund - Windsor II Fund                    37,293


     1997:
          Central and South West Corporation Common Stock          $ 298,295
          Loan Fund - Participant Loans Outstanding                   30,903



(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                             December 31,
                                                        1998             1997
Net assets available for benefits,
   per the financial statements                       $737,096         $668,420

Amounts allocated to withdrawing participants           (1,139)          (1,396)
                                                     -----------     -----------
Net assets available for benefits,
       per the Form 5500                              $735,957         $667,024
                                                     ===========     ===========

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

                                                         Year Ended
                                                      December 31, 1998
Benefits paid per the financial statements                 $50,362
Amounts allocated to withdrawing participants,
      at December 31, 1998                                   1,139
Amounts allocated to withdrawing participants,
      at December 31, 1997                                  (1,396)
                                                          ----------
Benefits paid to participants per the Form 5500           $ 50,105
                                                          ==========



   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(7)  PLAN TERMINATION

   Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts.


(8)   PROPOSED AEP MERGER

   In December 1997, CSW and American Electric Power Company, Inc. (AEP) entered into a definitive merger agreement for a tax-free, stock for stock transaction with AEP being the surviving corporation. The transaction is subject to the approval of various state and federal regulatory agencies. The shareholders of CSW have approved the AEP Merger and the shareholders of AEP have approved the issuance of shares of AEP common stock pursuant to the AEP Merger Agreement and will amend AEP's certificate of incorporation to increase the number of authorized shares of AEP common stock from 300 million shares to 600 million shares.

   Upon completion of the AEP Merger, CSW common stockholders will receive 0.6 shares of AEP common stock for each share of CSW common stock. The shares of CSW common stock in the Plan will be replaced with AEP common stock at the same ratio of 0.6 shares. The value of the Company's common stock in the Plan would have been approximately $7 million greater had the merger been consummated at that time. CSW common stockholders will own approximately 40% of the outstanding common stock of AEP. The transaction must satisfy many conditions, some of which may not be waived by the parties. There can be no assurance that the AEP Merger will be consummated.

(9) REALIZED AND UNREALIZED
APPRECIATION/(DEPRECIATION)

       In accordance with Department of Labor regulations, the method of calculating realized and unrealized appreciation/(depreciation) for financial reporting purposes is based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year (revalued cost).

          Net Realized Gain/(Loss) on Disposition of Investments

     The following sets forth the realized gains and losses of the Plan investments for the years ended December 31, 1998, 1997 and 1996:


                                      1998
--------------------------------------------------------------------------------
                                 (in thousands)



                     Fixed        CSW         Asset       Capital     Growth and
                    Income    Corporation   Allocation  Appreciation    Income
                     Fund      Stock Fund      Fund        Fund          Fund
                    --------    --------     --------    --------      --------
Proceeds from
disposition         $221,758    $162,181      $10,008     $36,249       $50,316

Revalued cost        219,817     162,089        9,979      31,152        46,534
                    --------    --------     --------    --------      --------

Net realized gain      1,941    $     92     $     29    $  5,097      $  3,782
                    ========    ========     ========    ========      ========



                                      1997
--------------------------------------------------------------------------------
                                 (in thousands)

                     Fixed        CSW         Asset       Capital     Growth and
                    Income    Corporation   Allocation  Appreciation    Income
                     Fund      Stock Fund      Fund        Fund          Fund
                    --------    --------     --------    --------      --------

Proceeds from
disposition         $171,387     $43,763       $7,460     $21,365       $34,807

Revalued cost        174,769      51,436        7,434      19,070        29,732
                    --------    --------     --------    --------      --------

Net realized        $ (3,382)   $ (7,673)    $     26    $  2,295      $  5,075
gain/(loss)         ========    ========     ========    ========      ========



                                      1996
--------------------------------------------------------------------------------
                                 (in thousands)

                     Fixed        CSW         Asset       Capital     Growth and
                    Income    Corporation   Allocation  Appreciation    Income
                     Fund      Stock Fund      Fund        Fund          Fund
                    --------    --------     --------    --------      --------

Proceeds from
disposition         $144,493     $41,415       $3,001     $12,453       $14,653

Revalued cost        146,165      41,794        3,014      11,813        13,384
                    --------    --------     --------    --------      --------

Net realized        $ (1,672)   $   (379)    $    (13)   $    640      $  1,269
gain/(loss)         ========    ========     ========    ========      ========

          Unrealized Appreciation/(Depreciation) on Investments


     The following sets forth the fair market value, revalued cost and current year unrealized appreciation/(depreciation) of the Plan investments for the years ended December 31, 1998, 1997 and 1996:

                                      1998
--------------------------------------------------------------------------------
                                 (in thousands)

                     Fixed        CSW         Asset       Capital     Growth and
                    Income    Corporation   Allocation  Appreciation    Income
                     Fund      Stock Fund      Fund        Fund          Fund
                    --------    --------     --------    --------      --------

Fair market value at
December 31, 1998:  $210,474    $231,416      $29,085     109,801      $120,339

Revalued cost at
December 31, 1998:   211,749     228,440       28,077      99,113       123,772
                    --------    --------     --------    --------      --------

Current year
 unrealized
 appreciation/
 (depreciation)      $(1,275)   $  2,976     $  1,008      10,688     $  (3,433)
                    ========    ========     ========    ========      ========


                                  1997
--------------------------------------------------------------------------------
                              (in thousands)

                     Fixed        CSW         Asset       Capital     Growth and
                    Income    Corporation   Allocation  Appreciation    Income
                     Fund      Stock Fund      Fund        Fund          Fund
                    --------    --------     --------    --------      --------
Fair market value at
December 31, 1997    158,349     300,844       22,533      68,927        84,314

Revalued cost at
December 31, 1997:   154,816     278,587       20,863      70,655        80,226
                    --------    --------     --------    --------      --------

Current year
 unrealized
 appreciation/
 (depreciation)       $3,533   $  22,257     $  1,670    $ (1,728)     $  4,088
                    ========    ========     ========    ========      ========


                                      1996
--------------------------------------------------------------------------------
                                 (in thousands)

                     Fixed        CSW         Asset       Capital     Growth and
                    Income    Corporation   Allocation  Appreciation    Income
                     Fund      Stock Fund      Fund        Fund          Fund
                    --------    --------     --------    --------      --------

Fair market value at
December 31, 1996:  $150,948    $283,125      $16,070     $53,273       $52,322

Revalued cost at
December 31, 1996:   148,200     306,528       14,962      50,499        49,431
                    --------    --------     --------    --------      --------

Current year
 unrealized
 appreciation/
(depreciation)      $  2,748   $ (23,403)    $  1,108    $  2,774    $    2,891
                    ========    ========     ========    ========      ========

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          FIXED INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE

         GUARANTEED INVESTMENT CONTRACT:
         TRAVELERS INSURANCE GROUP               GIC CONTRACT #GR-15049 RATE 9.04%
                                                 MATURITY DATE 01/31/95-01/31/99           $   2,506 $   2,506
                                                                                            --------  --------

                                                 TOTAL                                     $   2,506 $   2,506
                                                                                            --------  --------

         U.S. GOVERNMENT SECURITIES:

         FEDERAL HOUSING AUTHORITY               DTD 4-1-97
                                                 MATURITY DATE 01-01-07, RATE 5.150%       $     470 $     475

         FEDERAL HOME LOAN MTG CORP.             GROUP #50-4132 DTD 10-1-97
         MULTICLASS                              MATURITY DATE 07-1-06, RATE 9.00%               974       957

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GOLD POOL #G1-0011 DTD 6-1-91
                                                 MATURITY DATE 02-01-06, RATE 10.00%             487       479

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GOLD POOL #G1-0453 DTD 2-1-96
                                                 MATURITY DATE 06-01-07, RATE 9.00%              448       435

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #55-5287 DTD 4-1-96
                                                 MATURITY DATE 05-11-11, RATE 9.750%             669       655

         FEDERAL HOME LOAN MTG CORP MTG PTC CT   GROUP #20-0112 DTD 7-1-94 REG MATURITY
                                                 DATE 11-01-05, RATE 9.500%                      399       390

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #C1-2485 DTD 7-1-98
                                                 MATURITY DATE 06-01-28, RATE 8.00%            2,698     2,696

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #C1-2488 DTD 7-1-98
                                                 MATURITY DATE 05-01-28, RATE 8.00%            1,598     1,596

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #E0-0016 DTD 2-1-91
                                                 MATURITY DATE 01-01-06, RATE 9.00%              507       499

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          FIXED INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #E0-0592 DTD 12-1-98
                                                 MATURITY DATE 12-01-13, RATE 6.00%        $   2,945 $   2,955

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #B0-0455 DTD 11-01-94
                                                 MATURITY DATE 12-01-03, RATE 9.00%              456       446

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #B0-0511 DTD 5-1-95
                                                 MATURITY DATE 05-01-06, RATE 9.50%              264       262

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #B0-0623 DTD 1-1-97
                                                 MATURITY DATE 06-01-06, RATE 9.00%              568       558

         FEDERAL HOME LOAN MTG CORP MTG PTC CTF  GROUP #B0-0669 DTD 1-1-98
                                                 MATURITY DATE 8-1-05, RATE 9.00%              1,418     1,403

         FEDERAL HOME LOAN MTG CORP MULTICLASS
          MTG                                    P/CG1615E
                                                 MATURITY DATE 08-15-06, RATE 5.30%              840       893

         FEDERAL HOME LOAN MTG CORP MULTICLASS
          MTG                                    P/CG1697 PG
                                                 MATURITY DATE 04-15-06, RATE 5.80%            4,483     4,514

         FEDERAL HOME LOAN MTG CORP MULTICLASS
          CTF                                    SER 31 D
                                                 MATURITY 04-25-24, RATE 0.00%                 2,672     2,988

         FEDERAL HOME LOAN MTG CORP MTG          GROUP #17-0128 DTD 6-1-85
                                                 MATURITY DATE 06-01-15, RATE 11.50%              76        76

         FEDERAL HOME LOAN MTG CORP MTG          GROUP #38-0062 DTD 11-1-89
                                                 MATURITY DATE 11-01-04, RATE 9.50%              455       451

         FEDERAL HOME LOAN MTG CORP MTG          GROUP #20-0100 DTD 3-1-92
                                                 MATURITY DATE 11-01-05, RATE 9.50%            1,139     1,131

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          FIXED INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE


         FEDERAL HOME LOAN MTG CORP MTG          GROUP #50-4019 DTD 11-1-96
                                                 MATURITY DATE 03-01-06, RATE 9.00%        $     396 $     390

         FEDERAL HOME LOAN MTG CORP MTG          GROUP #50-4124 DTD 7-1-97
                                                 MATURITY DATE 04-01-05, RATE 9.00%              445       440

         FEDERAL HOME LOAN MTG CORP MTG          GROUP #54-6107 DTD 3-1-90
                                                 MATURITY DATE 01-01-16, RATE 11.25%             132       132

         F N M A GTD REMIC PASS THRU CTF         93-136PB
                                                 MATURITY DATE 03-25-19, RATE 6.00%            2,923     2,953

         F N M A GTD REMIC PASS THRU CTF         93-199PE
                                                 MATURITY DATE 07-25-18, RATE 5.650%           1,258     1,268

         F N M A GTD REMIC PASS THRU CTF         1994-51PT
                                                 MATURITY DATE 04-25-18, RATE 5.750%             965       983

         F N M A GTD REMIC PASS THRU CTF         1997-M1
                                                 MATURITY DATE 01-17-03, RATE 6.7831%          1,026     1,045

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #0050412 DTD 3-1-91 MATURITY DATE 3-1-06
         THRU CTF                                RATE 9.00%                                      423       422

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #55535 DTD 10-1-87 REG MATURITY
         THRU CTF                                DATE 01-01-01, RATE 11.500%.                      3         3

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #70722 DTD 01-01-91 REG MATURITY
         THRU CTF                                DATE 01-01-06, RATE 9.000%.                     395       392

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #0124253 DTD 3-1-92 REG MATURITY
         THRU CTF                                DATE 12-1-06 RATE 9.50%                         352       344

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          FIXED INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE



         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #0303262 DTD 03-01-95 REG MATURITY
         THRU CTF                                DATE 05-01-07, RATE 9.50%                  $  3,207 $   3,166

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #313592 DTD 06-01-97 REG MATURITY
         THRU CTF                                DATE 02-01-01, RATE 11.00%                      621       621

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #341615 DTD 03-01-96 REG MATURITY
         THRU CTF                                DATE 030-01-08, RATE 9.50%                      913       903

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #0362457 DTD 10-1-96 REG MATURITY
         THRU CTF                                DATE 06-01-02, RATE 8.50%                     1,009     1,011

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #0415828 DTD 2-01-98 REG MATURITY
         THRU CTF                                DATE 12-01-12, RATE 9.00%                     1,294     1,301

         FEDERAL NATL MTG ASSN GTD MTG PASS      POOL #0426810 DTD 4-01-98 REG MATURITY
         THRU CTF                                DATE 05-01-05, RATE 9.00%                     2,213     2,192

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #40476 DTD 4-1-80 REG MATURITY
         THRU CTF                                DATE 03-15-10, RATE 11.500%                     103        99

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #57188 DTD 5-1-83 REG MATURITY
         THRU CTF                                DATE 05-15-13 RATE 11.500%                       51        49

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #58631 DTD 4-1-83 REG MATURITY
         THRU CTF                                DATE 03-15-13, RATE 11.500%                      38        37

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #61340 DTD 2-1-83 REG MATURITY
         THRU CTF                                DATE 02-15-13, RATE 11.500%                     123       119

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #64555 DTD 9-1-83 REG MATURITY
         THRU CTF                                DATE 09-15-13, RATE 11.500%                      29        29

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          FIXED INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE



         GOVT NATL MTG ASSN MODIFIED PASS        POOL #71263 DTD 7-1-83 REG MATURITY ,
         THRU CTF                                DATE 07-15-13 RATE 11.500%                $      24 $      24

         FEDERAL HOME LOAN MTG CORP MTG          GROUP #E7-3836 DTD 12-1-98
                                                 MATURITY DATE 12-01-13, RATE 5.50%            4,928     4,925

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #0140158 DTD 09-1-85 REG MATURITY
         THRU CTF                                DATE 09-15-15, RATE 11.50%                       17        17

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #0144095 DTD 11-1-85 REG MATURITY
         THRU CTF                                DATE 11-15-15, RATE 11.50%                        3         3

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #0780306 DTD 01-1-96 REG MATURITY
         THRU CTF                                DATE 11-15-06, RATE 9.000%                      414       408

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #0780321 DTD 02-1-96 REG MATURITY
         THRU CTF                                DATE 07-15-07, RATE 9.50%                     2,377     2,335

         GOVT NATL MTG ASSN MODIFIED PASS        POOL #0780328 DTD 02-1-96 REG MATURITY
         THRU CTF                                DATE 10-15-06, RATE 10.000%                     409       392

         USA TREAS NTS                           DTD 1/31/97 MATURITY DATE 1/31/02,           45,225    45,442
                                                 RATE 6.250%

         USA TREAS NTS                           DTD 2/18/97 MATURITY DATE 2/15/00,            1,009     1,014
                                                 RATE 5.875%

         USA TREAS NTS                           DTD 8/15/97 MATURITY DATE 8/15/00,            1,013     1,022
                                                 RATE 6.00%

         USA TREAS NTS                           DTD 11/30/97 MATURITY DATE 11/15/00,          6,050     6,117
                                                 RATE 5.750%

         USA TREAS NTS                           MATURITY DATE 5/15/03                         1,333     1,329
                                                                                            --------  --------

                                              TOTAL                                        $ 104,287 $ 104,786
                                                                                            --------  --------

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                          FIXED INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

  (a)                    (b)                                      (c)                          (d)       (e)
PARTY-IN-                                                                                     COST     CURRENT
INTEREST          IDENTITY OF ISSUE                           DESCRIPTION                     VALUE     VALUE



         COMMON/COLLECT TRUST FUNDS:


         LASALLE NATIONAL TRUST                  INCOME PLUS FUND                          $  85,532 $  85,532
                                                                                            --------  --------

                                                 TOTAL                                     $  85,532 $  85,532
                                                                                            --------  --------


         OTHER:

   *     MELLON BANK                             EB TEMPORARY INVESTMENT FUND, RATE 5.51%  $  17,650 $  17,650
                                                                                            --------  --------

                                                 TOTAL                                     $  17,650 $  17,650
                                                                                            --------  --------


         TOTAL FIXED FUND INVESTMENTS:           GENERAL INVESTMENTS                      $ 209,975 $ 210,474
                                                                                            ========  ========


 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                 CENTRAL AND SOUTH WEST CORPORATION
                                RETIREMENT SAVINGS PLAN, PLAN #002
                    Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    CSW CORPORATION STOCK FUND
                                      AS OF DECEMBER 31, 1998
                         (in thousands except share and par value amounts)
                                          EIN: 51-0007707

  (a)                   (b)                                 (c)                     (d)       (e)
PARTY-IN-                                                                          COST     CURRENT
INTEREST         IDENTITY OF ISSUE                      DESCRIPTION                VALUE     VALUE

         COMMON STOCK:
   *     CENTRAL & SOUTH WEST CORPORATION  8,262,992 SHARES COMMON STOCK,        $175,889 $ 226,716
                                           $3.50 PAR VALUE

   *     MELLON BANK                       EB TEMPORARY INVESTMENT FUND,            4,700     4,700
                                            RATE 5.51%                            --------  --------

         TOTAL                             GENERAL INVESTMENTS                   $180,589 $ 231,416
                                                                                  ========  ========




 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                 CENTRAL AND SOUTH WEST CORPORATION
                                 RETIREMENT SAVINGS PLAN, PLAN #002
                     Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       ASSET ALLOCATION FUND
                                      AS OF DECEMBER 31, 1998
                                           (in thousands)
                                          EIN: 51-0007707

  (a)                   (b)                                  (c)                      (d)      (e)
PARTY-IN-                                                                            COST    CURRENT
INTEREST         IDENTITY OF ISSUE                       DESCRIPTION                 VALUE    VALUE

         INTEREST IN REGISTERED
         INVESTMENT COMPANIES:
         WANGER ASSET MANAGEMENT, L.P.      ACORN FUND #5600008899                $   2,551 $  2,765

         VENTURE ADVISORS                   DAVIS NEW YORK VENTURE FUND               2,829    5,004
                                              #25-2119060982

         THE VANGUARD GROUP                 VANGUARD S/T CORPORATE BOND FUND         12,272   12,305
                                              #9876566232

         AMERICAN FUNDS SERVICE COMPANY     EUROPACIFIC GROWTH FUND #59078586         3,195    3,822

         AMERICAN FUNDS SERVICE COMPANY     WASHINGTON MUTUAL FUND #58483115-01       4,233    5,189
                                                                                   -------- --------

         TOTAL                              GENERAL INVESTMENTS                   $  25,080 $ 29,085
                                                                                   ======== ========


 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                 CENTRAL AND SOUTH WEST CORPORATION
                                 RETIREMENT SAVINGS PLAN, PLAN #002
                     Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     CAPITAL APPRECIATION FUND
                                      AS OF DECEMBER 31, 1998
                                           (in thousands)
                                          EIN: 51-0007707


   (a)                     (b)                                       (c)                         (d)        (e)
PARTY-IN-                                                                                        COST     CURRENT
INTEREST            IDENTITY OF ISSUE                            DESCRIPTION                    VALUE      VALUE

          INTEREST IN REGISTERED
          INVESTMENT COMPANIES:
          THE JANUS FUND                            JANUS FUND #42-200208624-0             $  25,108 $   36,071

          NEUBERGER & BERMAN EQUITY TRUST           GUARDIAN TRUST FUND #0000584              28,010     28,985

          TWENTIETH CENTURY INVESTORS               TWENTIETH CENTURY INVESTORS ULTRA         41,438     44,745
                                                      #22001330733                         ---------  ---------

          TOTAL                                     GENERAL INVESTMENTS                    $  94,556 $  109,801
                                                                                           =========  =========


 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                  CENTRAL AND SOUTH WEST CORPORATION
                                  RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        GROWTH AND INCOME FUND
                                       AS OF DECEMBER 31, 1998
                                            (in thousands)
                                           EIN: 51-0007707

   (a)                      (b)                                      (c)                         (d)        (e)
PARTY-IN-                                                                                        COST     CURRENT
INTEREST             IDENTITY OF ISSUE                           DESCRIPTION                    VALUE      VALUE

          INTEREST IN REGISTERED
          INVESTMENT COMPANIES:
          AMERICAN FUNDS SERVICE COMPANY             AMERICAN MUTUAL FUND #58338376-03    $   38,269 $   42,420

          WADDELL & REED                             UNITED INCOME FUND #21281167-621         34,630     40,626

          THE VANGUARD GROUP                         WINDSOR II FUND #9846629536              37,369     37,293
                                                                                           --------- ----------

          TOTAL                                      GENERAL INVESTMENTS                  $  110,268 $  120,339
                                                                                           ========= ==========


 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                   CENTRAL AND SOUTH WEST CORPORATION
                                   RETIREMENT SAVINGS PLAN, PLAN #002
                      Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                LOAN FUND
                                         AS OF DECEMBER 31, 1998
                                             (in thousands)
                                             EIN: 51-0007707

  (a)                  (b)                                   (c)                         (d)         (e)
PARTY-IN-                                                                               COST       CURRENT
INTEREST        IDENTITY OF ISSUE                        DESCRIPTION                    VALUE       VALUE


   *    PARTICIPANT LOANS                 LOANS TO PARTICIPANTS, INTEREST RATES
                                          ON OUTSTANDING LOANS RANGE FROM 7%-11%.             -      30,342
                                                                                      ----------  ----------
        TOTAL                             GENERAL INVESTMENTS                        $        - $    30,342
                                                                                      ==========  ==========



                                          TOTAL OF RETIREMENT SAVINGS PLAN ASSETS HELD
                                          FOR INVESTMENT PURPOSES:                   $  620,468 $   731,457
                                                                                      ==========  ==========



 * COLUMN (A) INDICATES EACH IDENTIFIED PERSON/ENTITY KNOWN TO BE A PARTY-IN-INTEREST.

THIS SUPPLEMENTAL SCHEDULE LISTS ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1998, AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                              CENTRAL AND SOUTH WEST CORPORATION
                                    RETIREMENT SAVINGS PLAN
              LINE 27b - SCHEDULE OF DEFAULTED LOANS OR FIXED INCOME OBLIGATIONS
                                    AS OF DECEMBER 31, 1998
                                        EIN: 51-0007707

(a)            (b)                 (c)              (d)         (e)         (f)                 (g)                (h)      (i)

                                          Amount received during               Detailed description of the   Amount overdue
                                             reporting year                                loan
                                Original
 Identity and address           amount of                       Unpaid bal at           Maturity  Interest  Colla-   Princ- Inter-
     of obligor                   loan     Principal  Interest   end of year   Loan date  date      rate    teral     ipal    est

 Names and Addresses Omitted
  for Confidentiality            2,400        276        10                -     10/31/96 05/31/98    9.25  401K acct   -      -

Names and Addresses Omitted
  for Confidentiality            1,323          -         -                -     06/16/97 06/15/01    9.50  401K Acct   -      -

 Names and Addresses Omitted
  for Confidentiality            4,000          -         -                -     12/16/96 10/31/97    9.25  401K Acct   -      -

 Names and Addresses Omitted
  for Confidentiality            6,000          -         -                -     04/01/96 11/15/97    9.50  401K Acct   -      -

THIS SUPPLEMENTAL SCHEDULE LISTS DEFAULTED LOANS OR FIXED INCOME OBLIGATIONS AT DECEMBER 31, 1998. AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                       CENTRAL AND SOUTH WEST CORPORATION
                                             RETIREMENT SAVINGS PLAN
                                  LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                             AS OF DECEMBER 31, 1998
                                                EIN: 51-0007707


          (a)(b)                    (c)             (d)      (e)          (f)           (g)           (h)           (i)
    Description of asset and                                                                     Current value
    Identity of party involved                                                                     of asset on
    (include interest rate and   Purchase         Selling  Lease   Expense Inccurred    Cost      transaction     Net gain
    maturity in case of a loan)   Price            Price   Rental  with transaction    of asset      date         or (loss)

                                 FIXED INCOME FUND
    Lasalle National Trust Income Plus Fund
     1  PURCHASE:                                                                  $58,084,748     $58,084,748

    Mellon Bank N A
    BSDT Late Money Deposit Acct.
     18 SALES:                                                                     $40,799,271     $40,799,271
     18 PURCHASES:                                                                 $40,799,271     $40,799,271

    Mellon Bank N A
    EB Temporary Investment Fund
     174 SALES:                                                                   $339,079,729    $339,079,729
     243 PURCHASES:                                                               $352,276,829    $352,276,829

    Central & South West Corp Del Com
     66 SALES:                                                                    $119,369,331    $162,181,570 $42,812,239
     40 PURCHASES:                                                                 $73,557,450     $73,557,450
    Mellon Bank N A
    EB Temporary Investment Fund
     130 SALES:                                                                   $154,622,171    $154,622,171
     120 PURCHASES:                                                               $156,772,801    $156,772,801
                                 GROWTH & INCOME FUND

    Vanguard
    Windsor II Portfolio
     114 SALES:                                                                    $47,478,495     $50,206,889  $2,728,394
     143 PURCHASES:                                                                $61,504,297     $61,504,297
                             CAPITAL APPRECIATION FUND

    American Century Investments
    Twentieth Century Ultra Funds
     102 SALES:                                                                    $34,479,969     $36,165,549  $1,685,580
     156 PURCHASES:                                                                $53,103,737     $53,103,737


THIS SUPPLEMENTAL SCHEDULE LISTS REPORTABLE TRANSACTIONS AT DECEMBER 31, 1998. A SINGLE OR SERIES OF TRANSACTIONS ARE REPORTABLE THE VALUE EXCEEDS 5% OF THE TOTAL VALUE THE PLAN'S ASSETS OF JANUARY 1, 1998 AS REQUIRED BY THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                              CENTRAL AND SOUTH WEST CORPORATION
                                                      RETIREMENT SAVINGS PLAN
                                                       (Name of Plan)





                                             By: /s/  L. B. Connors
                                                       Controller
                                             Central and South West Corporation





Date:  June 18, 1999

                                INDEX TO EXHIBIT




     EXHIBIT                                                   TRANSMISSION
     NUMBER                   DESCRIPTION                      METHOD

        1                     CONSENT OF INDEPENDENT           ELECTRONIC
                              PUBLIC ACCOUNTANTS
                              (ARTHUR ANDERSEN LLP,
                                DALLAS, TEXAS)